Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia Announces Termination to Acquire Strawberry Cosmetics

TAIPEI, Taiwan, October 7, 2015 — GigaMedia Limited (NASDAQ: GIGM), an online games and computing services provider (the “Company” or “GigaMedia”), today announced that it has entered into a mutual termination agreement with the shareholders of Strawberry Cosmetics Holding Limited (“Strawberry Cosmetics”), a global cosmetics e-commerce company, to terminate a share purchase agreement that the parties previously entered into on June 26, 2015 for GigaMedia to acquire a 70% equity interest in Strawberry Cosmetics (the “Acquisition”). The total consideration payable by the GigaMedia for the Acquisition was approximately US$93.1 million.

Due to the recent and drastic slowdown in global economy and stock market that resulted in a change in business development strategy on the part of GigaMedia, the board of directors of GigaMedia concluded that the mutual termination of the Acquisition was in the best interests of GigaMedia stockholders. In connection with the termination, the parties have entered into a mutual termination agreement, whereby GigaMedia will pay $2.0 million consideration to the shareholders of Strawberry Cosmetics and the parties, in turn, have agreed to release each other from any claims relating to the proposed Acquisition.

Collin Hwang, CEO of GigaMedia, commented that “While the rapid changes and instability in global economic condition have forced us to re-evaluate our moving forward strategy, GigaMedia continues to believe Strawberry Cosmetics to be well established with a proven e-commerce platform. We believe the potential synergies continue to exist between GigaMedia’s expertise in information technology and Strawberry Cosmetics’ excellent product portfolio and consumer reach. While GigaMedia will no longer take a majority interest in Strawberry Cosmetics, we will continue to explore possibilities of other cooperation arrangements to explore synergistic opportunities.”

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.